Exhibit 10.2
July 28, 2006
NanoAmp Solutions, Inc.
670 N. McCarthy Blvd.
Suite 220
Milpitas, CA 95035
Attn: Mr. Robert Shen, Chief Executive Officer
Dear Mr. Shen:
The purpose of this letter is to set forth our proposed terms for the acquisition (the “Acquisition”) of the assets relating to the 6T memory business of NanoAmp Solutions, Inc. (”Vendor”), consisting primarily of the design, development, marketing, manufacture and sale of five product lines sold primarily (but not limited to) the Medical and Industrial markets, including single-chip and multi-chip packaged and bare-die versions of (1) ultra-low power (ULP) SRAM application specific standard products, (2) customized ULP SRAM ICs, (3) System-on-Chips (SoCs) that include Vendor’s ULP SRAM, (4) Serial RAM products and (5) embedded ULP SRAM intellectual property, excluding third party software including EDA tools, cash, and any bank debt or other financial liabilities (the “Acquired Business”) by AMI Semiconductor, Inc. (“Purchaser”). This is a binding offer to acquire the Acquired Business on the terms set forth below. This offer will expire at 5:00 p.m. Pacific time on July 31, 2006 unless we receive a copy of this letter signed by you in the space provided below before that time. We understand that Vendor has no obligation to accept this offer. However, should Vendor accept this offer by signing this letter and returning it to us by the deadline stated above, then Purchaser and Vendor shall be bound by the terms of this letter.
1. Acquisition Consideration and Structure. The consideration (the “Purchase Price”) payable by the Purchaser to the Vendor for the Acquired Business shall be cash in an amount of $21,000,000 payable at the time of closing and subject to adjustment for a credit in the amount of $3,000,000 to the extent such amount is paid pursuant to the terms of this letter, adjustment for the escrow amounts to be paid pursuant to the following paragraph, and subject to an inventory adjustment which shall be equal to the difference between the value of the inventory at the effective time of the acquisition (the “Effective Time Inventory”) and the inventory as of December 31, 2005 (“the “Base Inventory”). If the Effective Time Inventory is greater than the Base Inventory such difference shall be paid by the Purchaser and if it is less than the Base Inventory such difference shall be paid by the Vendor. Additional terms relating to the inventory adjustment are set out in the attached Asset Purchase Agreement
At the time of closing, (a) $1,000,000 of the Purchase Price shall be placed in escrow for a period of one year pursuant to an indemnity escrow agreement to be negotiated by the parties (the “Indemnity Escrow”), and (b) $666,667 of the Purchase Price shall be placed in escrow for a period of two years pursuant to a retention escrow agreement to be negotiated by the parties (the “Retention Escrow”). Vendor and Purchaser shall agree to the detailed terms of this escrow arrangement as part of the definitive agreements, including, but not limited to the manner in which the escrowed amount is to be split amongst the Transferred Employees. Purchaser expects the escrowed funds to be allocated amongst all of the Transferred Employees in an equitable manner. A Transferred Employee whose employment is terminated by the Purchaser or an Affiliate of Purchaser without cause will remain eligible for the Retention Escrow payments.
The parties will close the transaction on or before the end of September 2006 unless the parties mutually agree to a new date. Contingencies to closing the transaction include the following: (a) receipt of any required governmental
AMI Semiconductor, Inc.
2300 Buckskin Road
Pocatello, Idaho 83201
Ph — 208-234-6935 Fax 208-234-6035
www.amis.com

approvals, (b) receipt of any required third party consents for material customer or supplier contracts, (c) Vendor making available to Purchaser all documents, access and information related to the Acquired Business (Agreements listed in Exhibit 1 will be provided only on consent of the third party) helpful for Purchaser to conduct due diligence, including the materials referenced in paragraph 2 below, (d) Vendor providing Purchaser with documentation which supports the revenue and gross margin figures for FY 2004, FY 2005 and Q1, 2006 for the Acquired Business disclosed by Vendor to Purchaser prior to the date of this letter, (e) all of the key employees (Hugo Chan, Yong Bo Park, Carl Fong, and Mike Vincent) and seventy-percent (70%) of the Offered Employees offered employment by Purchaser within 20 miles of their current work office accept Purchaser’s offers of employment, and (f) agreement by Purchaser and Vendor to the schedules to the Asset Purchase Agreement attached hereto as Exhibit 2 which schedules shall be negotiated in good faith by the parties.
The parties will execute the Asset Purchase Agreement attached hereto as Exhibit 2 (with the addition of the schedules thereto which shall be agreed upon by the parties) on or before September 30, 2006. No changes will be made to the Asset Purchase Agreement attached hereto (with the exception of the addition of the schedules) unless such changes are expressly agreed upon by both parties. Within 7 days of receipt of this letter signed by the Vendor, Purchaser will pay Vendor the sum of $3,000,000 as a deposit against the Purchase Price (“Initial Deposit”), which sum shall be nonrefundable unless one or more of the following occurs: 1) Vendor does not proceed with the Acquisition or the acquisition does not close because the conditions for closing set forth in Section 10.2 of the Asset Purchase Agreement have not been performed or fulfilled by September 30, 2006, unless the parties mutually agree to a new date, 2) the Vendor does not accept the terms of Asset Purchase Agreement attached hereto (with the exception of the schedules) or to negotiate the schedules thereto in good faith, or 3) the completion of due diligence by Purchaser demonstrates that Vendor made any material misrepresentations as to the Acquired Businesses prior to the date of this letter.
2. Acquisition Consideration Assumptions.
a)	Completion of Due Diligence. Upon receipt of the Initial Deposit, Vendor shall make available the following materials (without redaction) related to the Acquired Business to Purchaser under the terms of the Confidential Disclosure Agreement (Mutual), effective on November 25, 2005 by and between Purchaser and Vendor (the “CDA”) with no additional restrictions:
(i)	Full and complete information as to the customers, product design and order pipeline including unit volume and sales prices for each of the products included in the Acquired Business, including, but not limited to, all contracts, purchase orders, quotations, statements of work, and other documents describing such designs and orders, and margin in formation for each customer and product for the actual and forecasted revenue for the Acquired Business.

(ii)	Copies of all material contracts and purchase orders with suppliers to the Acquired Business including, but not limited to, contracts and amendments previously withheld. This shall also include contracts between such suppliers and the Vendor or one or more of its subsidiaries or related companies under which services, supplies or tools are provided to the Acquired Business.

(iii)	Copies of all material contracts and other documents relating to the intellectual property licensed by or to the Acquired Business. The material contracts and other documents referenced herein include any contracts with Vendor or one or more of its subsidiaries or related companies relating to intellectual property used or developed by the Acquired Business.
(iv)	Complete records showing the name, level, job position, location, salary, bonus or incentive compensation, applicable severance policy or plan (if any) and any other information necessary to calculate the severance pay that each employee of the Acquired Business would be entitled to receive if his or her employment with Vendor were to be terminated by Vendor at or around the time of closing.

(v)	The documents referred to above shall not include the agreements listed on Exhibit 1 unless and until consent to such disclosure is obtained from the third party involved. Vendor shall diligently work to obtain such consent.
b)	Transition Costs. Each party will bear its own costs associated with the transaction and the transition.

c)	Employee Matters. Purchaser will make employment offers to those employees of the Acquired Business that Purchaser wishes to employ following the closing (the “Offered Employees”). Vendor agrees that neither it nor any subsidiary of the Vendor shall do anything to entice the Offered Employees to decline Purchaser’s offer or to leave the employ of Purchaser or an Affiliate of Purchaser or offer to hire or employ or actually hire or employ any such Offered Employees for a period of three (3) years after the date of this letter unless the Offered Employees are terminated by the Purchaser or an Affiliate of the Purchaser.

The employment offers for each Offered Employee will offer a base salary that is no less than the salary that such Offered Employee was paid as disclosed to the Purchaser by the Vendor in April 2006 and will be made to minimum of 20 employees.

Vendor agrees that the employment offers for those Offered Employees employed by the Vendor at its offices in Milpitas, California, Korea and Taiwan will be for jobs located within 20 miles of Vendor’s office in which they presently work.

All of Purchaser’s offers to the Offered Employees shall be consistent with Purchaser’s then-existing employment practices. Each Offered Employee who is employed by Purchaser following the closing will become eligible to participate in all of Purchaser’s employee benefit plans, to the extent that such plans exist in the country of employment, upon the same terms and conditions (including plan eligibility requirements) as current employees of Purchaser participate in such plans.

Vendor shall be solely responsible with respect to all matters relating to employees of the Acquired Business who Purchaser does not make employment offers to.

Vendor will not make any material changes in employment positions, levels or terms, including but not limited to compensation, benefits, bonus programs, or severance plans for any employee of the Acquired Business without Purchaser’s written consent.

d)	The Purchaser will assume the current Milpitas building lease, the lease for the Vendor’s office in Korea and the lease for the Vendor’s office in Taiwan from the Vendor with no additional liability against the Vendor except for the Vendor to meet its obligations occurring prior to closing of the transaction, provided that the Vendor obtains any consents that may be required for Purchaser to assume such lease and pays any assumption fees imposed as a condition of such assumption.

e)	The Purchaser will assume the engineering, production and inventory commitments of the Vendor attached hereto as Exhibit 3 for the Acquired Business to the extent that the closing of the transaction occurs prior to the time that the services or products underlying such commitments have been delivered or completed.
3. Due Diligence. Until the closing, Purchaser will be entitled to continue to conduct a thorough due diligence review of Vendor including without limitation site visits. After the Asset Purchased Agreement has been executed, the Purchaser will be entitled to interviews with all employees of the Acquired Business.
4. Definitive Acquisition Agreements. In addition to the Asset Purchase Agreement, each party will conclude such other agreements which may be necessary or desirable for the fulfillment of the parties’ intentions as set out herein or otherwise agreed.
5. Professional Fees; Other Fees. Each party will pay the fees of its own accountants, attorneys, investment advisors and other professionals.
6. Confidentiality. The parties have in effect the CDA concerning the protection, which shall continue in full force and effect. The parties agree, however, that the terms of this letter and the terms of the Asset Purchase Agreement may be publicly disclosed by Purchaser.
7. Exclusivity. Neither Vendor nor its officers, nor any agent, directly or indirectly, will solicit, consider, negotiate or otherwise discuss a possible merger, sale or other disposition of any of the assets of the Acquired Business with any other party, without the prior written consent of Purchaser. Similarly, neither Purchaser nor its officers, nor any agent, directly or indirectly, will solicit, consider, negotiate or otherwise discuss a possible merger, purchase or other acquisition of a business that directly competes with the Vendor’s ULP SRAM technology in the medical market with any other party, without the prior written consent of Vendor. If the Closing has not occurred on or before September 30, 2006, the obligations under this section will expire on such date unless the parties mutually agree to a new date.
If you are in agreement with the terms of this letter, please sign in the space provided below and return a signed copy to me.
Very truly yours,
AMI Semiconductor, Inc.

By:	/s/ Christine King

Christine King, President and CEO
Accepted and agreed to this 28th day of July 2006:
NanoAmp Solutions, Inc.

By:	/s/ Robert Shen

Robert Shen, Chief Executive Officer